RANDGOLD RESOURCES LIMITED
29 MAY 2006

RANDGOLD RESOURCES LIMITED - ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2, Randgold Resources Limited submits its first Annual Information Update, following the publication of our Annual Report in March 2006. This Annual Information Update refers to information that has been published or made available to the public in Jersey, the UK, USA and
Canada.

This Annual Information Update provides information from 1 January 2005 to the date of publication of this Annual Information Update.

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE , LONDON STOCK EXCHANGE

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TITLE                                                                DATE
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Abnormal-Load Mills Start Long Journey To Randgold Resources'
Loulo Mine In Mali                                              13 January 2005

Ball Mills Set Sail For Randgold Resources' New
Loulo Mine In Mali                                               3 February 2005

Randgold Resources Delivers Another Robust Performance,
Starts Mining At Loulo                                           7 February 2005

Report For The Quarter And Year Ended 31 December 2004           7 February 2005

Working Towards Compliance With Sarbanesoxley                    7 February 2005

Randgold Resources To Spend Extra Us$7 Million On Drilling
To Expand Loulo Project                                          8 February 2005

Shareholder Audit Shows Register Quality And Spread              8 February 2005

Building A Supportive Shareholder Base Through Effective
Investor Relations

Loulo Construction Now In Top Gear                               9 February 2005

Exploration Activity Accelerates                                10 February 2005

Director Increases His Randgold Resources Holdings              25 February 2005

First Ball Mill Reaches Loulo Mine                              15 March 2005

Rrl Annual Report For Year Ended 31 December 2004               29 March 2005

Randgold Resources Forecasts Strong Growth For 2005             29 March 2005

Deep Drilling At Loulo Boosts Resource Base                     21 April 2005

Randgold Resources Plans First 1 000-Metre Hole At Loulo
As Yalea Drills Deeper                                          5 May 2005

    RANDGOLD RESOURCES SUSTAINS STRONG PERFORMANCE
AS NEW MINE NEARS COMPLETION                                    5 May 2005

Report For The Quarter Ended 31 March 2005                      5 May 2005

Ball Mills In Place As Randgold Resources' New Mine
Reaches Commissioning Phase                                    13 May 2005

Restricted Stock Award : D M Bristow                           13 May 2005

Restricted Stock Award: Non Executive Directors                13 May 2005

Loulo Development Marks Furt Her Major Investment In Mali
By Randgold Resources                                           2 August 2005

Tending The Morila Asset For All Its Stakeholders               2 August 2005

Report For The Quarter And 6 Months Ended 30 June 2005          3 August 2005

Loulo Phase One On Brink Of Production;  Development Of
Underground Mine Gets Go-Ahead                                  3 August 2005

Randgold Resources Plans Public Offering Of Its Adrs
And Ordinary Shares                                             4 August 2005

Share Price Makes Strong Gains                                  4 August 2005

Underground Development Study Gives Loulo Further Growth
Prospects And Confirms World-Class Status                       4 August 2005

Randgold Resources Celebrates 10th Anniversary On Back Of
Another Profitable Half-Year                                    5 August 2005

Tongon Project Ready To Advance                                 5 August 2005

Continuing To Expand The Footprint                              5 August 2005

Randgold Resources Files Registration Statement For Proposed
Public Offering Of Its Adrs And Ordinary Shares                22 August 2005

Randgold Resources In Jv With Tanzanian Government To Develop
New Mineral Deposits                                           24 August 2005

Randgold Resources Block  Listing                               5 September 2005

Directors Increase Their Randgold Resources Holdings           15 September 2005

Randgold Resources Pours First Gold At New Loulo Mine          28 September 2005

Randgold Resources Limited Prices Global Offering Of
New Shares                                                      1 November 2005

Randgold Resources Limited Prices Global Offering Of
New Shares                                                      1 November 2005

Report For The Quarter Ended 30 September 2005                  3 November 2005

Loulo Prepares To Ship First Bullion; Equity Offering To
Strengthen Balance Sheet                                        3 November 2005

Randgold Resources' New Mine Ships First Commercial Gold        9 November 2005

President Of Mali Opens New Gold Mine                          12 November 2005

Somilo Puts Loulo Contractor On Notice                          6 January 2006

Sale Of Randgold & Exploration Shares In Randgold Resources    23 January 2006

Somilo Seeks Mdm Liquidation Over Loulo Project                 1 February 2006

Randgold Resources More Than Doubles Profit As Second
Mine Starts Up                                                  6 February 2006

Report For The Quarter And Year Ended 31 December 2005          6 February 2006

Restricted Stock Award: Non Executive Directors                14 February 2006

Restricted Stock Award : D M Bristow                           14  February 2006

Directors Increase Their Randgold Resources Holdings           27 February 2006

Block Listing Six Monthly Return                               24  March 2006

Annual Report For Year Ended 31 December 2005                   3 April 2006

Robust Balance Sheet Combined With Quality Operations
And Exploration Programme Will Drive Randgold Resources'
Next Growth Phase                                               3 April 2006

Randgold Resources Sustains Fast Pace In Another
High-Performance Quarter                                        8 May 2006

Report For The Quarter Ended 31 March 2006                      8 May 2006

Randgold Resources Strengthens Board                           15 May 2006
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Details of all regulatory  announcemnets  can be found in full on the company's market news page on the London Stock  Exchange  webite at:
www.londonstockexchange.com
---------------------------

INFORMATION POSTED ON WEBSITE ( WWW.RANDGOLDRESOURCES.COM)

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                                QUARTERLY REPORTS

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TITLE                                                                DATE
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Report for the Quarter and Year Ended 31 December 2004           7 February 2005
Report the Quarter ended 31 March 2005                           5 May 2005
Report for the Quarter and 6 Months Ended 30 June 2005           4 August 2005
Report for the Quarter ended 30 September 2005                   3 November 2005
Report for the Quarter and Year Ended 31 December 2005           6 February 2006
Report for the Quarter ended 31 March 2006                       8 May 2006
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                                 ANNUAL REPORTS

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TITLE                                                                DATE
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Annual Report - 2004                                            29 March 2005
Annual Report - 2005                                             3 April 2006
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                                       20F

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TITLE                                                                DATE
--------------------------------------------------------------------------------
Form 20F - 2004                                                 29 June 2005
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                              CORPORATE GOVERNANCE

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TITLE                                                                DATE
--------------------------------------------------------------------------------
Corporate Code of Ethics General                                21 October 2005
Corporate Code of Ethics Financial                              21 October 2005
Social Reponsibility Statement                                  18 October 2005
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                                 PRESS RELEASES

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TITLE                                                                DATE
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Abnormal load mills start long journey to Randgold
Resources' new Loulo Mine in Mali                               13 January 2005
Ball mills set sail for Randgold Resources new Loulo
Mine in Mali                                                     3 February 2005
Working towards compliance with SarbanesOxley                    7 February 2005
Randgold Resources delivers another robust performance,
starts mining                                                    7 February 2005
Shareholder audit shows register quality and spread              8 February 2006
Randgold Resources to spend extra US$7 million on drilling
to expand Loulo                                                  8 February 2005
Exploration Activity accelerates                                10 February 2005
First Ball mill reaches Loulo Mine                              15 March 2005
Randgold Resoruces forecasts strong growth for 2005             29 March 2005
Deep drilling at Loulo boosts resource base                     21 April 2005
Randgold Resources sustains strong performance as new mine
nears commissioning                                              5 May 2005

Randgold Resources plans first 1000 metre hole at Loulo as
Yalea drills deeper                                             5 May 2005
Ball mills in place as Randgold Resources' new mine reaches
commissioning phase                                            13 May 2005
Tending the Morila asset for all its stakeholders               2 August 2005
Loulo development marks further major investment in Mali
by Randgold Resources                                           2 August 2005
Loulo Phase One on brink of production development of
underground mine gets go-ahead                                  3 August 2005
Share price makes strong gains                                  4 August 2005
Randgold Resources plans public offering of its ADRS and
ordinary shares                                                 4 August 2005
Underground development study gives Loulo further growth
prospects and confirms world-class status                       4 August 2005
Continuing to expand the footprint                              5 August 2005
Tongon Project Ready To Advance                                 5 August 2005
Randgold Resources Celebrates 10th Anniversary On Back Of
Another Profitable Half-Year                                    5 August 2005
Randgold Resources Files Registration Statement For
Proposed Public Offering Of Its Adrs And Ordinary Shares       22 August 2005
Randgold Resources In Jv With Tanzanian Government             24 August 2005
Directors Increase Their Randgold Resources Holdings           15 September 2005
Randgold Resources Pours First Gold At New Loulo Mine          28 September 2005
Loulo Prepares To Ship First Bullion; Equity Offering To
Strengthen Balance Sheet                                        3 November 2005
Randgold Resources' New Mine Ships First Commercial Gold        9 November 2005
President Of Mali Opens New Gold Mine                          12 November 2005
Somilo Puts Loulo Contractor On Notice                          6 January 2006
Sale Of Randgold & Exploration Shares In Randgold Resources    23 January 2006
Somilo Seeks Mdm Liquidation Over Loulo Project                 1 February 2006
Randgold Resources More Than Doubles Profit As Second
Mine Starts Up                                                  6 February 2006
Robust Balance Sheet Combined With Quality Operations And
Exploration Programme Will Drive Randgold Resources' Next
Growth Phase                                                    3 April 2006
Randgold Resources Sustains Fast Pace In Another
High-Performance Quarter                                        8 May 2006
Randgold Resources Strengthens Board                           15 May 2006
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                                  PRESENTATIONS

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TITLE                                                                DATE
--------------------------------------------------------------------------------
Indaba - The Voyage Continues                                   7 February 2005
Results for the quarter and year ended 31 December 2004         7 February 2005
PDAC 2005 - The loulo Project                                  12 March 2005
Results for the quarter ended 31 March 2005                     5 May 2005
New York - The Gold Standard for Value Creation                 6 June 2005
Results for the quarter and 6 months ended 30 June 2005         4 August 2005
BMO NB - A decade of Delivery                                  23 August 2005
Building Value focusing on returns                             22 September 2005
Results for the quarter ended 30 September 2005                 3 November 2005
Loulo Project_November 2005                                    15 November 2005

San Francisco Nov 2005: Randgold Resources - building
its own future                                                 30 November 2005
Mines & Money Nov 2005: Africa's role in the gold
supply challenge                                               30 November 2005
Results for the quarter ended 31 December 2005                  6 February 2006
Indaba 2006: Golden Rewards in Profitable Partnerships         14 February 2006
BMO Nesbitt Burns 2006: Investing in discovery delivering
value and profits                                               2 March 2006
PDAC 2006: New Gold Supply                                     22 March 2006
The Rewards of Investing ahead of the curve                    21 April 2006
Results for the quarter ended 31 March 2006                     8 May 2006
A commitment to value creation delivers strong results         14 May 2006
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                             RESERVE/RESOURCE TABLES

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TITLE                                                                DATE
--------------------------------------------------------------------------------
Reserve and Resource Declaration - 2004                        29 March 2005
Reserve and Resource Declaration - 2005                        31 March 2006
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DOCUMENTS FILED WITH THE JERSEY FINANCIAL SERVICES COMMISSION

--------------------------------------------------------------------------------
TITLE                                                                DATE
--------------------------------------------------------------------------------
Annual returns - made up to 31 January 2005 -
receipt no 1039980                                             25 February 2005
Annual returns made up to 1 January 2006 -
receipt no 9009438                                              9 March 2006
Annual report and accounts for the period ended
31 December 2004                                               12 May 2006
Annual report and accounts for the period ended
31 December 2005                                               24 May 2006
Special resolution dated 25 April 2005                         26 April 2005
Consent of the Registrar of Companies in respect of the
issue of up to 8,050,000 ordinary shares                       20 October 2005
Consent of the Registrar of Companies in respect of the
issue of up to 8,625,000 ordinary shares                        1 November 2005
Canadian placing memorandum                                    18 November 2005
Global Offering Prospectus for New Shares                      18 November 2005
United States Prospectus for 7,500,000 ordinary shares         18 November 2005
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Documents filed with the Jersey Financial Services Commission are available at
Jersey Financial Services Commission, Nelson House, David Place, St Helier,
Jersey JE4 8TP.

DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

--------------------------------------------------------------------------------
TITLE                                                                DATE
--------------------------------------------------------------------------------
Form 6-K: Incorporating the following:                          MAY 26, 2006

    o    PRESS RELEASE, DATED MAY 15, 2006,
         ENTITLED "RANDGOLD RESOURCES STRENGTHENS
         BOARD."

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Form 6-K: Incorporating the following:                         MAY 11, 2006

    o    RELEASE, DATED MAY 8, 2006, ENTITLED "RANDGOLD
         RESOURCES SUSTAINS FAST PACE IN ANOTHER HIGH
         PERFORMANCE QUARTER."

    o    RELEASE DATED MAY 8, 2006

Form 6-K: Incorporating the following:                         MAY 11, 2006

    o    REPORT FOR THE QUARTER ENDED MARCH 31, 2006

Form 6-K: Incorporating the following:                         MAY 4, 2006

    o    RELEASE, DATED FEBRUARY 6, 2006, ENTITLED "RANDGOLD
         RESOURCES MORE THAN DOUBLES PROFIT AS SECOND MINE
         STARTS UP."

    o    RELEASE, DATED APRIL 3, 2006, ENTITLED "ROBUST
         BALANCE SHEET COMBINED WITH QUALITY OPERATIONS AND
         EXPLORATION PROGRAMME WILL DRIVE RANDGOLD
         RESOURCES' NEXT GROWTH PHASE."

    o    RELEASE ENTITLED "RANDGOLD RESOURCES UPDATE."

Form 6-K: Incorporating the following:                         MAY 4, 2006

    o    REPORT FOR THE QUARTER AND YEAR ENDED DECEMBER 31,
         2005

Form 6-K: Paper Submission: Incorporating the following:       MAY 1, 2006

    o    2005 Annual Report to Stockholders

Form 6-K: Incorporating the following:                         MARCH 2, 2006

    o    RELEASE, DATED FEBRUARY 27, 2006, ENTITLED
         "DIRECTORS INCREASE THEIR RANDGOLD RESOURCES
         HOLDINGS"

Form 6-K: Incorporating the following:                         FEBRUARY 2, 2006

    o    RELEASE, DATED JANUARY 23, 2006, ENTITLED "SALE OF
         RANDGOLD & EXPLORATION SHARES IN RANDGOLD
         RESOURCES."

    o    RELEASE, DATED FEBRUARY 1, 2006, ENTITLED "SOMILO
         SEEKS MDM LIQUIDATION OVER LOULO PROJECT."

Form 6-K: Incorporating the following:                         JANUARY 18, 2006

    o    RELEASE, DATED JANUARY 6, 2006, ENTITLED "SOMILO
         PUTS LOULO CONTRACTOR ON NOTICE."
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Form 6-K: Incorporating the following:                         DECEMBER 13, 2005

    o    RELEASE, DATED NOVEMBER 9, 2005, ENTITLED "RANDGOLD
         RESOURCES' NEW MINE SHIPS FIRST COMMERCIAL GOLD."

Form 6-K: Incorporating the following:                         NOVEMBER 15, 2005

    o    RELEASE, DATED NOVEMBER 12, 2005, ENTITLED
         "PRESIDENT OF MALI OPENS NEW GOLD MINE."

Form 6-K: Incorporating the following:                         NOVEMBER 4, 2005

    o    RELEASE, DATED NOVEMBER 3, 2005, ENTITLED "LOULO
         PREPARES TO SHIP FIRST BULLION; EQUITY OFFERING TO
         STRENGTHEN BALANCE SHEET."

Form 6-K: Incorporating the following:                          NOVEMBER 4, 2005

    o    REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2005

Form F-3MEF: Registration Statement under the Securities Act    NOVEMBER 1, 2005
of 1933 regarding 8,625,000 ordinary shares

Rule 424(b)(4) Filing: Prospectus Offering 7,500,000            NOVEMBER 1, 2005
Ordinary Shares in the form of Ordinary Shares or American
Depositary Shares

Form 20-F/A Amendment No. 5: Annual Report pursuant to          OCTOBER 27, 2005
Section 13 or 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year ended December 31, 2004

Amendment No. 5 to Form F-3 Registration Statement under the    OCTOBER 27, 2005
Securities Act of 1933: Prospectus Offering 7,000,000
Ordinary Shares in the form of Ordinary Shares or American
Depositary Shares

Amendment No. 4 to Form F-3 Registration Statement under the    OCTOBER 26, 2005
Securities Act of 1933: Prospectus Offering 7,000,000
Ordinary Shares in the form of Ordinary Shares or American
Depositary Shares

Form 20-F/A Amendment No. 4: Annual Report pursuant to          OCTOBER 26, 2005
Section 13 or 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year ended December 31, 2004

Form F-6: Registration Statement under the Securities Act of    OCTOBER 20, 2005
1933 for 50,000,000 American Depositary Shares

Form 20-F/A Amendment No. 3: Annual Report pursuant to          OCTOBER 19, 2005
Section 13 or 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year ended December 31, 2004

Amendment No. 3 to Form F-3 Registration Statement under the    OCTOBER 19, 2005
Securities Act of 1933: Prospectus Offering 7,000,000
Ordinary Shares in the form of Ordinary Shares or American
Depositary Shares
--------------------------------------------------------------------------------

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Form 20-F/A Amendment No. 2: Annual Report pursuant to        OCTOBER 12, 2005
Section 13 or 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year ended December 31, 2004

Amendment No. 2 to Form F-3 Registration Statement under the  OCTOBER 12, 2005
Securities Act of 1933: Prospectus Offering 7,000,000
Ordinary Shares in the form of Ordinary Shares or American
Depositary Shares

Form 6-K: Incorporating the following:                        OCTOBER 11, 2005

    o    RELEASE, DATED SEPTEMBER 28, 2005, ENTITLED
         "RANDGOLD RESOURCES POURS FIRST GOLD AT NEW LOULO
         MINE."

Form 6-K: Incorporating the following:                        SEPTEMBER 27, 2005

    o    RELEASE, DATED SEPTEMBER 9, 2005, ENTITLED
         "RANDGOLD RESOURCES BLOCK LISTING."

    o    RELEASE, DATED SEPTEMBER 15 2005, ENTITLED
         "DIRECTORS INCREASE THEIR RANDGOLD RESOURCES
         HOLDINGS."

Form 20-F/A Amendment No. 1: Annual Report pursuant to        SEPTEMBER 23, 2005
Section 13 or 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year ended December 31, 2004

Amendment No. 1 to Form F-3 Registration Statement under the  SEPTEMBER 23, 2005
Securities Act of 1933: Prospectus Offering 7,000,000
Ordinary Shares in the form of Ordinary Shares or American
Depositary Shares

Form 6-K: Incorporating the following:                        AUGUST 26, 2005

    o    RELEASE, DATED AUGUST 24, 2005, ENTITLED "RANDGOLD
         RESOURCES IN JV WITH TANZANIAN GOVERNMENT TO
         DEVELOP NEW MINERAL DEPOSITS."

Form 6-K: Incorporating the following:

    o    RELEASE, DATED AUGUST 22, 2005, ENTITLED "RANDGOLD   AUGUST 22, 2005
         RESOURCES FILES REGISTRATION STATEMENT FOR PROPOSED
         PUBLIC OFFERING OF ITS ADRS AND ORDINARY SHARES."

Form F-3: Registration Statement under the Securities Act of  AUGUST 19, 2005
1933 regarding 8,000,000 ordinary shares

Form 6-K: Incorporating the following:                        AUGUST 11, 2005

    o    RELEASE, DATED AUGUST 3, 2005, ENTITLED "LOULO
         PHASE ONE ON BRINK OF PRODUCTION DEVELOPMENT OF
         UNDERGROUND MINE GETS GO-AHEAD."

    o    RELEASE, DATED AUGUST 4, 2005, ENTITLED "RANDGOLD
         RESOURCES PLANS PUBLIC OFFERING OF ITS ADRS AND
--------------------------------------------------------------------------------

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         ORDINARY SHARES."

    o    RELEASE, DATED AUGUST 4, 2005, ENTITLED
         "UNDERGROUND DEVELOPMENT STUDY GIVES LOULO FURTHER
         GROWTH PROSPECTS AND CONFIRMS WORLD CLASS STATUS."

    o    RELEASE, DATED AUGUST 4, 2005, ENTITLED "SHARE
         PRICE MAKES STRONG GAINS."

    o    RELEASE, DATED AUGUST 4, 2005, ENTITLED "LOULO IN
         HOME STRETCH."

    o    RELEASE, DATED AUGUST 4, 2005, ENTITLED "GOLD SHARE
         PRICE MAKES STRONG GAINS."

    o    RELEASE, DATED AUGUST 5, 2005, ENTITLED "RANDGOLD
         RESOURCES CELEBRATES 10TH ANNIVERSARY ON BACK OF
         ANOTHER PROFITABLE HALF-YEAR."

Form 6-K: Incorporating the following:                        AUGUST 11, 2005

    o    REPORT FOR THE QUARTER AND 6 MONTHS ENDED JUNE 30,
         2005

Form 20-F: Annual Report pursuant to Section 13 or 15(d) of   JUNE 29, 2005
the Securities Exchange Act of 1934 for the Fiscal Year
ended December 31, 2004

Form 6-K: Incorporating the following:                        JUNE 10, 2005

    o    SCHEDULE 5 - BLOCKLISTING SIX MONTHLY RETURN FILED
         WITH THE UK LISTING AUTHORITY, FOR THE PERIOD
         SEPTEMBER 2004 TO JUNE 2005

Form 6-K: Incorporating the following:                        MAY 26, 2005

    o    RELEASE ENTITLED "RESTRICTED STOCK AWARD: NON
         EXECUTIVE DIRECTORS."

    o    RELEASE ENTITLED "RESTRICTED STOCK AWARD: D.M.
         BRISTOW."

Form 6-K: Incorporating the following:                       MAY 13, 2005

    o    REPORT FOR THE QUARTER ENDED 31 MARCH 2005

Form 6-K: Incorporating the following:                      MAY 13, 2005

    o    RELEASE, DATED MAY 5, 2005, ENTITLED "RANDGOLD
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         RESOURCES SUSTAINS STRONG PERFORMANCE AS NEW MINE
         NEARS COMPLETION."

    o    RELEASE, DATED MAY 5, 2005, ENTITLED "PERSONNEL
         ROTATION STRENGTHENS EXPLORATION TEAMS."

    o    RELEASE, DATED MAY 5, 2005, ENTITLED "FULL STEAM
         AHEAD AT LOULO."

    o    RELEASE, DATED MAY 13, 2005, ENTITLED "BALL MILLS
         IN PLACE AS RANDGOLD RESOURCES' NEW MINE REACHES
         COMMISSIONING PHASE."

Form 6-K: Paper Submission: Incorporating the following:       APRIL 20, 2005

    o    2004 Annual Report to Stockholders

Form 6-K: Incorporating the following:                         APRIL 19, 2005

    o    RELEASE ENTITLED "DIRECTOR INCREASES HIS RANDGOLD
         RESOURCES HOLDINGS."

    o    RELEASE, DATED MARCH 15, 2005, ENTITLED "FIRST BALL
         MILL REACHES LOULO MINE."

    o    RELEASE, DATED MARCH 29, 2005, ENTITLED "RANDGOLD
         RESOURCES FORECASTS STRONG GROWTH FOR 2005."

Form 20-F/A Amendment No. 1: Annual Report pursuant to         APRIL 14, 2005
Section 13 or 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year ended December 31, 2003

Form 6-K: Incorporating the following:                         FEBRUARY 22, 2005

    o    RELEASE, DATED JANUARY 13, 2005, ENTITLED
         "ABNORMAL-LOAD MILLS START LONG JOURNEY TO RANDGOLD
         RESOURCES' NEW LOULO MINE IN MALI."

    o    RELEASE, DATED FEBRUARY 7, 2005, ENTITLED "RANDGOLD
         RESOURCES DELIVERS ANOTHER ROBUST PERFORMANCE,
         STARTS MINING AT LOULO."

    o    RELEASE, DATED FEBRUARY 7, 2005, ENTITLED "WORKING
         TOWARDS COMPLIANCE WITH SARBANES OXLEY."

    o    RELEASE, DATED FEBRUARY 8, 2005, ENTITLED "RANDGOLD
         RESOURCES TO SPEND EXTRA US$7 MILLION ON DRILLING
         TO EXPAND LOULO PROJECT."

    o    RELEASE, DATED FEBRUARY 8, 2005, ENTITLED
         "SHAREHOLDER AUDIT SHOWS REGISTER QUALITY AND
         SPREAD."

    o    RELEASE, DATED FEBRUARY 9, 2005, ENTITLED "LOULO
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         CONSTRUCTION NOW IN TOP GEAR."

    o    RELEASE, DATED FEBRUARY 10, 2005, ENTITLED            FEBRUARY 22, 2005
         "EXPLORATION ACTIVITY ACCELERATES."

Form 6-K: Incorporating the following:

    o    REPORT FOR THE QUARTER AND YEAR ENDED DECEMBER 31,
         2004
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The company has submitted  filings to the SEC by virtue of having  American
Depositary  Shares listed on the Nasdaq  National  Market. Full details of the filings can be viewed at: www.sec.gov
                            -----------

DOCUMENTS FILED WITH THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE AUTHORITY

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TITLE                                                                DATE
--------------------------------------------------------------------------------
Randgold Resources Ltd Annual Report for the year ended
31 December 2005                                                30 March 2006
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Global Offering Prospectus                                       1 November 2005
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Documents submitted to the UKLA's Document Viewing Facility can be viewed at the
Document Viewing Facility, The Financial Services Authority, 25 The North
Colonnade, Canary Wharf, London E14 5HS.

Caution: This Annual Information Update is required by and is made pursuant to
Article 10 of the Prospectus Directive as implemented in the United Kindgom
(Prospectus Rule 5.2) and not for any other purpose and neither the Company, noar any person, takes any responsibility for , or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future.

Randgold Resources contact

David Haddon

Telephone         +27 11 481 7214
Mobile            +27 83 260 5275
Email             dhaddon@randgoldresources.com
                  -----------------------------s